August 19, 2016

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Bowie Resource Partners LP

Rule 477 Application for Withdrawal

Registration Statement on Form S-1

Filed June 19, 2015

File No. 333-205109

Dear Mr. Reynolds:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Bowie Resource Partners LP (the “Partnership”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-205109) filed with the Commission on June 19, 2015, together with all exhibits thereto (the “Registration Statement”).

The Partnership has determined at this time not to proceed with its initial public offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  The Partnership confirms that no securities have been sold pursuant to the Registration Statement.

Pursuant to Rule 418, the Partnership requests that all materials provided supplementally to the staff of the Commission be returned to the Partnership. In addition, the Partnership requests that the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Partnership.

The Partnership acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Partnership requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of

6100 DUTCHMANS LANE, 9TH FLOOR • LOUISVILLE, KY 40205 • PH (502) 584-6022 • FX (502) 587-6579
225 NORTH FIFTH STREET, 9TH FLOOR, GRAND JUNCTION, CO 81501 • PH (970) 263-5130 • FX (970) 263-5161
WWW.BOWIERESOURCES.COM

the Registration Statement be credited to the Partnership’s account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Shelley Barber of Vinson & Elkins L.L.P. at (212) 237-0022 if you have any questions regarding this request for withdrawal.

Very truly yours,

BOWIE RESOURCE PARTNERS LP

By: BOWIE GP, LLC, its general partner

By:	/s/ Brian S. Settles
Name:	Brian S. Settles
Title:	Senior Vice President, Secretary and General Counsel

cc:                                Ruairi Regan, Securities & Exchange Commission

Brigitte Lippmann, Securities & Exchange Commission

James Giugliano, Securities & Exchange Commission

Angela Lumley, Securities & Exchange Commission

Shelley Barber, Vinson & Elkins L.L.P.

Brenda Lenahan, Vinson & Elkins L.L.P.